Exhibit 99.1

March 10, 2014

Mr. Randy Griffin, Chairman and CEO
Armada Oil, Inc.
5220 Spring Valley Road, Suite 615
Dallas, TX 75254

Dear Mr. Griffin:

Ralph E. Davis Associates, Inc. here by consents to the reference to our firm in the form and context in which they appear in the Annual Report on Form 10-K of Armada Oil, Inc. for the year ended December 31, 2013 (the “Annual Report”). We hereby further consent to the inclusion in the Annual Report of estimates of oil and gas reserves contained in our report dated February 21, 2014, and to the inclusion of our report as an exhibit to the Annual Report and in all current and future registration statements of the Company that incorporate by reference such Annual Report.

Sincerely,

RALPH E. DAVIS ASSOCIATES, INC.

/s/ Allen C. Barron
Allen C Barron, P.E.
President

February 21, 2014

Armada Oil, Inc.
5220 Spring Valley Road, Suite 615
Dallas, TX  75254

Attn:	Mr. Randy Griffin
CEO

Re: Oil, Natural Gas and Natural Gas Liquids
Non-Escalated Analysis, Reserves and Revenues
As of December 31, 2013

Sir,

At the request of Armada Oil, Inc. (“Armada”), the firm of Ralph E. Davis Associates Inc. (“Davis”) has prepared an evaluation of the oil natural gas reserves on leaseholds in which Armada has certain interests.  The purpose of this report is to present a summary of the Proved Developed Producing, Incremental, Non-Producing, Shut-In, Behind Pipe and Proved Undeveloped reserves that in our opinion meet the criteria for proved reserve volumes in keeping with the directives of the Securities and Exchange Commission as detailed later in this report.

Davis has evaluated 100% of Armada’s proved developed and undeveloped properties, which are located in the States of Louisiana and Oklahoma in the United States.  We have prepared these estimates of the reserves, future production and income attributable to the subject interests with an effective date of December 31, 2013.

The reserves associated with this review have been classified in accordance with the definitions of the Securities and Exchange Commission as found in Part 210—Form and Content of and Requirements for Financial Statements, Securities Act of 1933, Securities Exchange Act of 1934, Public Utility Holding Company Act of 1935, Investment Company Act of 1940, Investment Advisers Act of 1940, and Energy Policy and Conservation Act of 1975, under Rules of General Application § 210.4-10 Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975.  A summation of these definitions is included as a portion of this letter.

We have also estimated the future net revenue and discounted present value associated with these reserves as of December 31, 2013, utilizing a scenario of non-escalated product prices as well as non-escalated costs of operations, i.e., prices and costs were not escalated above current values as detailed later in this report.  The present value is presented for your information and should not be construed as an estimate of the fair market value.

The results of our study related to our estimate of the Total Proved Reserves attributable to Armada and remaining to be produced as of December 31, 2013 are as follows:

Oil and Natural Gas Reserves Estimates	February 21, 2014
SEC Non-Escalated Analysis	Page 2
As of December 31, 2013

Non Escalated SEC Pricing Scenario
Estimated Reserves and Future Net Income Net to
Armada Oil, Inc.
As of December 31, 2013

	Estimated Net Reserves			Estimated Future Net Income

	Oil	Gas	Invest.	Undiscounted	Discounted @ 10%
Reserve Category	MBbls	MMCF	$1,000’s	$1,000’s	$1,000’s
TOTAL PROVED RESERVES
Producing	644.8	2,858.0	0.0	$ 36,619.1	$ 26,784.2
Incremental	52.9	1,994.1	458.0	$ 9,012.5	$ 5,503.3
Non-Producing	56.2	0.0	350.0	$ 4,577.7	$ 3,567.5
Behind Pipe	66.1	213.2	1,050.0	$ 5,614.1	$ 4,415.0
Undeveloped	2,301.0	7,501.1	48,676.0	$ 166,822.1	$ 100,941.8
Shut-In	0.0	114.9	100.0	$ 298.7	$ 272.1
TOTAL PROVED	3,121.0	12,681.3	50,634.0	$ 222,944.2	$ 141,483.9

Note: Any errors in addition are due to rounding

Liquid volumes are expressed in thousands of barrels (MBbls) of stock tank oil. Gas volumes are expressed in millions of standard cubic feet (MMSCF) at the official temperature and pressure bases of the areas wherein the gas reserves are located.

A summary presentation for the proved reserves by specific reserve category is included in the tables following this letter.

DISCUSSION

The scope of this study was to review basic information compiled by Armada and prepare estimates of the proved reserves attributable to the interests of Armada.  Reserve estimates were prepared by Davis using acceptable evaluation principles for each source and were based in large part on the basic information supplied by Armada.

The quantities presented herein are estimated reserves of oil and natural gas that geologic and engineering data demonstrate can be recovered from known reservoirs under current economic conditions with reasonable certainty. Proved undeveloped locations are scheduled to be drilled such that the investment cost will be fully recovered prior to expiration of the term of the subject concession in which the undeveloped reserves have been identified.

This evaluation has been prepared in accordance with the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” as proclaimed by the Society of Petroleum Engineers”, the SPE Standards.

Texas Registered Engineering Firm F-1529

Oil and Natural Gas Reserves Estimates	February 21, 2014
SEC Non-Escalated Analysis	Page 3
As of December 31, 2013

BAY BATISTE FIELD

Bay Batiste Field, discovered in 1983, is located in Plaquemines Parish, Louisiana approximately 45 miles east-southeast of New Orleans, Louisiana and consists of a total of seven wells. It is situated in a shallow open-water environment on the Mississippi River. Armada has a 59.43% gross working interest and a 41.89% net revenue interest. There is currently one well producing at a rate of approximately 170 MCFD and 2 BOPD.

LAKE HERMITAGE FIELD

Lake Hermitage Field is located in Plaquemines Parish, Louisiana, approximately 45 miles east-southeast of New Orleans, Louisiana situated in a shallow open-water environment on the Mississippi River. It is a salt dome first discovered in 1928; since then the structure has produced significant volumes of oil and gas from multiple producing zones between 3,100’ to 14,200’ in depth. Armada has 3,589 acres which is held by production with a 100% gross working interest and a 75.16% net revenue interest. There are currently five wells producing at a rate of approximately 185 BOPD and 165 MCFD.

LAROSE FIELD

Larose Field, discovered in 1953, is located in Lafourche Parish, Louisiana, approximately 45 miles west-southwest of New Orleans, Louisiana. Armada’s interest ranges from 57.57% to 100% gross working interest and 70.49% to 77.00% net revenue interest. There are currently two wells producing at a rate of approximately 80 BOPD and 82 MCFD.

TURKEY CREEK FIELD

The Turkey Creek field is located in Garfield and Major Counties, Oklahoma. In 2012 Armada began a leasing and acreage acquisition program. They have acquired approximately 3,200 net mineral acres to date. Armada has a gross working interest of 100% and a net revenue interest of 77%. Armada drilled one well in December of 2012 that logged pay in two zones. The well was to have been horizontal but was abandoned due to mechanical problems. There are numerous offset productive wells to this abandoned location.

VALENTINE FIELD

The Valentine Field was discovered in 1933 on what is called the Valentine Salt Dome, located in Lafourche Parish, Louisiana, approximately 45 miles west-southwest of New Orleans, Louisiana. Armada’s interest ranges from 14% to 100% gross working interest and from 14% to 82.4% net revenue interest. There are currently twelve wells producing at a rate of approximately 235 BOPD and 3,215 MCFD.

DATA SOURCE

Basic well and field data used in the preparation of this report were furnished by Armada or were obtained from commercial sources or from Davis’ own database of information. Records as they pertain to factual matters such as acreage controlled, the number and depths of wells, reservoir pressure and/or production history, the existence of contractual obligations to others and similar matters were accepted as presented.

Texas Registered Engineering Firm F-1529

Oil and Natural Gas Reserves Estimates	February 21, 2014
SEC Non-Escalated Analysis	Page 4
As of December 31, 2013

Additionally, the analyses of these properties utilized not only the basic data on the subject wells but also data on analogous properties as provided. Well logs, ownership interest, revenues received from the sale of products and operating costs were furnished by Armada.  No physical inspection of the properties was made nor any well tests conducted.

Operating cost data were provided by Armada and were utilized to estimate the direct cost of operation for each property or producing unit.  Armada costs of operation are charged against a producing unit or group of wells in addition to those individual well costs that may be scheduled for an area. Development costs for new wells to be drilled, wells to be worked over to return intervals to production, and anticipated costs to provide for significant field operation and facility changes were provided by Armada and are reported to be based upon recent field activity.

RESERVE ESTIMATES

The estimate of reserves included in this report is based primarily upon production history or analogy with wells in the area producing from the same or similar formations.  In addition to individual well production history, geological and well test information, when available, were utilized in the evaluation.  Individual well production histories were evaluated utilizing decline curve analysis on the individual producing properties, and forecast until an anticipated economic limit.   Engineering and geologic data were reviewed with Armada personnel to establish reasonableness to the interpretations and a consistent basis for the volumetric estimates of hydrocarbons originally in place in each of the respective field areas.

Estimates of reserves to be recovered from undrilled locations are based upon not only the ultimate reserve of existing Armada wells, but also completions by other operators in the area of interest.

Additional development potential was based upon geological interpretations of individual structures. In all cases, proved undeveloped locations were limited to a direct offset to a proved developed producing well or successful well test in the same reservoir.

The accuracy of reserve estimates is dependent upon the quality of available data and upon the independent geological and engineering interpretation of that data. It should be noted that all reserve estimates involve an assessment of the uncertainty relating to the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made.  The uncertainty depends primarily on the amount of reliable geological and engineering data available at the time of the estimate and the interpretation of these data.  The reserves have been determined using methods and procedures widely accepted within the industry and are believed to be appropriate for the purposes of this report. In our opinion, we used all methods and procedures necessary under the circumstances to prepare this report.

Texas Registered Engineering Firm F-1529

Oil and Natural Gas Reserves Estimates	February 21, 2014
SEC Non-Escalated Analysis	Page 5
As of December 31, 2013

PRODUCING RATES

For the purpose of this report, estimated reserves are scheduled for recovery primarily on the basis of actual producing rates or appropriate well test information. They were prepared giving consideration  to  engineering  and  geological  data  such  as  reservoir  pressure,  anticipated producing mechanisms, the number and types of completions, as well as past performance of analogous reservoirs.

These and other future rates may be subject to regulation by various agencies, changes in market demand or other factors; consequently, reserves recovered and the actual rates of recovery may vary from the estimates included herein.  Scheduled dates of future well completions may vary from that provided by Armada due to changes in market demand or the availability of materials and/or capital; however, the timing of the wells and their estimated rates of production are reasonable and consistent with established performance to date.

PRICING PROVISIONS

Prices utilized in the evaluation results presented in the letter portion of this report and summarized in the various tables included in this evaluation were furnished by Armada. Prices received for products sold, adjustments due to the BTU content of the gas, shrinkage for transportation, measuring or the removal of liquids, the liquid yield from gas processed, etc., were accepted as presented.

The unit price used throughout this report for crude oil, condensate and natural gas is based upon the appropriate price in effect on the first trading day of each month during the full twelve months of calendar year 2013, averaged for these twelve months.

Crude Oil, Condensate and/or Natural Gas Liquids – The unit price used throughout this report for crude oil and condensate is based upon the average of WTI prices for the prior twelve months as indicated above. An average crude oil price of $96.78 per barrel represents the effective average crude oil price utilized in the evaluation. A pricing differential from this posted price was utilized to account for location and grade of crude based upon historical sales information. This price differential varied between the fields and is outlined in the table below. This scheduled price for 2014 was held flat throughout the remaining producing life of the properties.  Prices for the liquid reserves scheduled for initial production at some future date were estimated using this same price.

Natural Gas – The unit price used throughout this report for natural gas is based upon the average of Henry Hub prices for the prior twelve months as described above. An average gas price of $3.67 per MMBTU represents the effective average natural gas price utilized in the evaluation.  Pricing adjustments were applied to the gas, again depending upon the field, to account for transportation, variations in the location and heating value of the gas based on historical sales information. The respective prices are outlined in the table below. The scheduled price for 2014 was held flat throughout the remaining producing life of the properties. Prices for natural gas reserves scheduled for initial production at some future date were estimated using this same price.

Texas Registered Engineering Firm F-1529

Oil and Natural Gas Reserves Estimates	February 21, 2014
SEC Non-Escalated Analysis	Page 6
As of December 31, 2013

Field	Oil Price Differential - $/Bbl	Gas Price Differential - $/MMBtu

Bay Batiste	+13.12	+0.2626
Lake Hermitage	+10.11	+0.1039
Larose	+10.48	-
Turkey Creek	0.00	0.00
Valentine	+10.25	+0.1014

FUTURE NET INCOME

Future net income is based upon gross income from future production, less direct operating expenses and applicable production taxes.  Estimated future capital for development was also deducted from gross income at the time it will be expended. No allowance was made for depletion, depreciation, income taxes or administrative expense.

Direct lease operating expense includes direct cost of operations of each lease or an estimated value for future operations based upon analogous properties. Lease operating expenses were held flat throughout the producing life of the properties.  Neither the cost to abandon onshore properties nor the salvage value of equipment was considered in this report.

Future net income has been discounted for present worth at values ranging from 0 to 100 percent using continuous discounting.  In this report the future net income is discounted at a primary rate of ten (10.0) percent.

GENERAL

Armada has provided access to all of its accounts, records, geological and engineering data, reports and other information as required for this audit. The ownership interests, product classifications relating to prices and other factual data were accepted as furnished without verification.

No consideration was given in this report to potential environmental liabilities which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

Neither Ralph E. Davis Associates, Inc. nor any of its employees have any interest in Armada or the properties reported herein.  The employment and compensation to make this study are not contingent on our estimate of reserves.  The technical persons responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity and confidentiality set forth in the SPE standards.

This report has been prepared for public disclosure by Armada Energy, Inc. in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices.  Please feel free to contact us if we can be of further service.

Texas Registered Engineering Firm F-1529

Oil and Natural Gas Reserves Estimates	February 21, 2014
SEC Non-Escalated Analysis	Page 7
As of December 31, 2013

We appreciate the opportunity to be of service to you in this matter and will be glad to address any questions or inquiries you may have.

Very truly yours,

RALPH E. DAVIS ASSOCIATES, INC.

/s/ David G. Cole

David G. Cole
Senior Reservoir Engineer

/s/ Allen C. Barron, P.E.

Allen C. Barron, P. E.
President

Texas Registered Engineering Firm F-1529

SECURITIES AND EXCHANGE COMMISSION

DEFINITIONS OF RESERVES

The following information is taken from the United States Securities and Exchange Commission:

PART 210—FORM AND CONTENT OF AND REQUIREMENTS FOR FINANCIAL STATEMENTS, SECURITIES ACT OF 1933, SECURITIES EXCHANGE ACT OF 1934, PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, INVESTMENT COMPANY ACT OF 1940, INVESTMENT ADVISERS ACT OF 1940, AND ENERGY POLICY AND CONSERVATION ACT OF 1975

Rules of General Application

§ 210.4-10   Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975.

Reserves
Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

Proved Oil and Gas Reserves
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:
(A)	The area identified by drilling and limited by fluid contacts, if any, and

(B)
Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A)
Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B)	The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Reasonable certainty. If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

Reliable technology. Reliable technology is a grouping of one or more technologies (including computational methods) that has been field tested and has been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated or in an analogous formation.

Probable Reserves
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i) When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii) Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii) Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

Possible Reserves
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i) When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

(ii) Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii) Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

 (iv) The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v) Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

 (vi) Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

Developed Oil and Gas Reserves
Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped Oil and Gas Reserves
Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

Additional Definitions:

Deterministic Estimate
The method of estimating reserves or resources is called deterministic when a single value for each parameter (from the geoscience, engineering, or economic data) in the reserves calculation is used in the reserves estimation procedure.

Probabilistic Estimate
The method of estimation of reserves or resources is called probabilistic when the full range of values that could reasonably occur for each unknown parameter (from the geoscience and engineering data) is used to generate a full range of possible outcomes and their associated probabilities of occurrence.

Reasonable Certainty
If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.

Date : 02/25/2014 12:56:03PM	Total
ECONOMIC SUMMARY PROJECTION
Project Name :	ARMADA OIL, INC.	As Of Date : 01/01/2014
Partner :	ALL CASES	Discount Rate (%) : 10.00
Case Type :	REPORT BREAK SUB-TOTAL CAS	Custom Selection

SEC PRICE DECK : 12/31/2013
Cum Oil (Mbbl) :	4,535.81	Proved Rsv Class
Cum Gas (MMcf) :	47,879.45

Year	Gross Oil	Gross Gas	Net Oil	Net Gas	Oil Price	Gas Price	Oil Revenue	Gas Revenue	Misc. Revenue
	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)	($/bbl)	($/Mcf)	(M$)	(M$)	(M$)
2014	289.03	2,261.99	178.92	843.23	106.98	3.80	19,140.51	3,204.36	0.00
2015	589.72	3,862.01	409.00	1,701.34	106.61	3.79	43,603.45	6,454.24	0.00
2016	727.09	4,830.45	518.20	2,492.68	105.31	3.77	54,571.08	9,401.76	0.00
2017	558.70	3,132.66	393.89	1,481.44	106.05	3.78	41,771.95	5,605.12	0.00
2018	438.63	2,408.28	306.69	1,131.82	105.94	3.78	32,491.60	4,281.08	0.00
2019	337.02	1,642.17	232.11	666.88	106.76	3.80	24,780.99	2,537.11	0.00
2020	312.51	1,680.06	215.81	688.75	106.93	3.80	23,077.08	2,620.17	0.00
2021	241.69	1,377.69	164.55	554.28	106.94	3.81	17,597.50	2,110.31	0.00
2022	189.29	1,410.98	127.00	585.56	106.94	3.80	13,580.99	2,226.82	0.00
2023	148.54	1,306.21	97.90	546.31	106.95	3.80	10,470.24	2,077.07	0.00
2024	117.61	961.63	76.01	385.68	106.95	3.81	8,129.66	1,468.90	0.00
2025	97.22	771.56	61.95	301.47	106.96	3.81	6,626.72	1,149.55	0.00
2026	73.89	506.12	45.23	143.82	106.96	3.85	4,837.67	553.41	0.00
2027	65.07	1,053.65	39.59	425.16	106.96	3.80	4,234.73	1,615.34	0.00
2028	41.40	708.63	22.72	262.71	107.00	3.81	2,431.47	1,000.75	0.00
Rem	400.69	2,420.82	231.45	470.24	106.94	3.86	24,750.53	1,812.95	0.00
Total	4,628.12	30,334.91	3,121.03	12,681.36	106.41	3.79	332,096.16	48,118.97	0.00
Ult	9,163.93	78,214.36

		Net Tax	Net Tax	Net	Net	Net	Other	Net	Annual	Cum Disc.
Year	Well	Production	AdValorem	Investment	Lease Costs	Well Costs	Costs	Profits	Cash Flow	Cash Flow
	Count	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)
2014	27.00	2,619.21	379.42	11,270.99	2,798.18	44.00	0.00	0.00	5,233.08	4,769.28
2015	35.00	5,806.04	639.17	21,300.00	3,177.84	72.00	116.45	0.00	18,946.19	20,672.68
2016	37.00	6,853.24	654.67	3,600.00	3,412.84	58.99	729.52	0.00	48,663.58	58,710.41
2017	36.00	5,355.92	545.16	0.00	3,570.79	48.00	301.63	0.00	37,555.57	85,186.07
2018	36.00	4,135.07	427.77	600.00	3,465.66	48.00	263.68	0.00	27,832.52	102,921.98
2019	34.00	3,246.61	361.20	600.00	3,363.81	48.00	34.72	0.00	19,663.76	114,268.85
2020	30.00	3,069.91	341.29	500.00	3,428.46	31.48	0.00	0.00	18,326.12	123,822.98
2021	27.00	2,348.79	271.64	0.00	3,360.14	24.00	0.00	0.00	13,703.24	130,312.58
2022	26.00	1,855.14	220.38	600.00	2,986.70	24.00	0.00	0.00	10,121.60	134,631.51
2023	21.00	1,455.74	180.17	0.00	4,233.09	24.00	0.00	0.00	6,654.32	137,215.60
2024	20.00	1,119.95	144.75	0.00	4,135.36	24.00	0.00	0.00	4,174.51	138,682.60
2025	19.00	909.44	121.55	0.00	4,128.06	12.75	0.00	0.00	2,604.48	139,511.19
2026	18.00	643.40	69.09	0.00	3,170.16	0.00	0.00	0.00	1,508.44	139,945.89
2027	15.00	643.71	70.19	400.00	1,872.79	0.00	0.00	0.00	2,863.39	140,684.04
2028	9.00	374.60	44.59	0.00	1,774.03	0.00	0.00	0.00	1,238.99	140,978.60
Rem.		3,220.31	314.05	11,763.00	7,411.6	0.00	0.00	0.00	3,854.43	505.37
Total		43,657.05	4,785.08	50,633.99	56,289.58	459.23	1,446.00	0.00	222,944.21	141,483.97

		Present Worth Profile (M$)

		PW 10.00% :	141,483.97
Disc. Initial Invest. (M$) :	35,551.86	PW 20.00% :	96,420.52
ROInvestment (disc/undisc) :	4.98 / 5.40	PW 30.00% :	68,837.43
Years to Payout :	1.91	PW 40.00% :	50,815.48
Internal ROR (%) :	385.90	PW 50.00% :	38,480.49
		PW 60.00% :	29,735.10

Ralph E. Davis Associates, Inc.
Texas Registered Engineering Firm F-1529

Date : 02/25/2014 12:56:03PM	Total
ECONOMIC SUMMARY PROJECTION
Project Name :	ARMADA OIL, INC.	As Of Date : 01/01/2014
Partner :	ALL CASES	Discount Rate (%) : 10.00
Case Type :	REPORT BREAK SUB-TOTAL CAS	Custom Selection

SEC PRICE DECK : 12/31/2013
Cum Oil (Mbbl) :	4,535.81	Proved Rsv Class
Cum Gas (MMcf) :	47,879.45

Year	Gross Oil	Gross Gas	Net Oil	Net Gas	Oil Price	Gas Price	Oil Revenue	Gas Revenue	Misc. Revenue
	(Mbbl)	(MMcf)	(Mbbl)	(MMcf)	($/bbl)	($/Mcf)	(M$)	(M$)	(M$)
2014	289.03	2,261.99	178.92	843.23	106.98	3.80	19,140.51	3,204.36	0.00
2015	589.72	3,862.01	409.00	1,701.34	106.61	3.79	43,603.45	6,454.24	0.00
2016	727.09	4,830.45	518.20	2,492.68	105.31	3.77	54,571.08	9,401.76	0.00
2017	558.70	3,132.66	393.89	1,481.44	106.05	3.78	41,771.95	5,605.12	0.00
2018	438.63	2,408.28	306.69	1,131.82	105.94	3.78	32,491.60	4,281.08	0.00
2019	337.02	1,642.17	232.11	666.88	106.76	3.80	24,780.99	2,537.11	0.00
2020	312.51	1,680.06	215.81	688.75	106.93	3.80	23,077.08	2,620.17	0.00
2021	241.69	1,377.69	164.55	554.28	106.94	3.81	17,597.50	2,110.31	0.00
2022	189.29	1,410.98	127.00	585.56	106.94	3.80	13,580.99	2,226.82	0.00
2023	148.54	1,306.21	97.90	546.31	106.95	3.80	10,470.24	2,077.07	0.00
2024	117.61	961.63	76.01	385.68	106.95	3.81	8,129.66	1,468.90	0.00
2025	97.22	771.56	61.95	301.47	106.96	3.81	6,626.72	1,149.55	0.00
2026	73.89	506.12	45.23	143.82	106.96	3.85	4,837.67	553.41	0.00
2027	65.07	1,053.65	39.59	425.16	106.96	3.80	4,234.73	1,615.34	0.00
2028	41.40	708.63	22.72	262.71	107.00	3.81	2,431.47	1,000.75	0.00
Rem	400.69	2,420.82	231.45	470.24	106.94	3.86	24,750.53	1,812.95	0.00
Total	4,628.12	30,334.91	3,121.03	12,681.36	106.41	3.79	332,096.16	48,118.97	0.00
Ult	9,163.93	78,214.36

		Net Tax	Net Tax	Net	Net	Net	Other	Net	Annual	Cum Disc.
Year	Well	Production	AdValorem	Investment	Lease Costs	Well Costs	Costs	Profits	Cash Flow	Cash Flow
	Count	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)
2014	27.00	2,619.21	379.42	11,270.99	2,798.18	44.00	0.00	0.00	5,233.08	4,769.28
2015	35.00	5,806.04	639.17	21,300.00	3,177.84	72.00	116.45	0.00	18,946.19	20,672.68
2016	37.00	6,853.24	654.67	3,600.00	3,412.84	58.99	729.52	0.00	48,663.58	58,710.41
2017	36.00	5,355.92	545.16	0.00	3,570.79	48.00	301.63	0.00	37,555.57	85,186.07
2018	36.00	4,135.07	427.77	600.00	3,465.66	48.00	263.68	0.00	27,832.52	102,921.98
2019	34.00	3,246.61	361.20	600.00	3,363.81	48.00	34.72	0.00	19,663.76	114,268.85
2020	30.00	3,069.91	341.29	500.00	3,428.46	31.48	0.00	0.00	18,326.12	123,822.98
2021	27.00	2,348.79	271.64	0.00	3,360.14	24.00	0.00	0.00	13,703.24	130,312.58
2022	26.00	1,855.14	220.38	600.00	2,986.70	24.00	0.00	0.00	10,121.60	134,631.51
2023	21.00	1,455.74	180.17	0.00	4,233.09	24.00	0.00	0.00	6,654.32	137,215.60
2024	20.00	1,119.95	144.75	0.00	4,135.36	24.00	0.00	0.00	4,174.51	138,682.60
2025	19.00	909.44	121.55	0.00	4,128.06	12.75	0.00	0.00	2,604.48	139,511.19
2026	18.00	643.40	69.09	0.00	3,170.16	0.00	0.00	0.00	1,508.44	139,945.89
2027	15.00	643.71	70.19	400.00	1,872.79	0.00	0.00	0.00	2,863.39	140,684.04
2028	9.00	374.60	44.59	0.00	1,774.03	0.00	0.00	0.00	1,238.99	140,978.60
Rem.		3,220.31	314.05	11,763.00	7,411.69	0.00	0.00	0.00	3,854.43	505.37
Total		43,657.05	4,785.08	50,633.99	56,289.58	459.23	1,446.00	0.00	222,944.21	141,483.97

		Present Worth Profile (M$)

		PW 10.00% :	141,483.97
Disc. Initial Invest. (M$) :	35,551.86	PW 20.00% :	96,420.52
ROInvestment (disc/undisc) :	4.98 / 5.40	PW 30.00% :	68,837.43
Years to Payout :	1.91	PW 40.00% :	50,815.48
Internal ROR (%) :	385.90	PW 50.00% :	38,480.49
		PW 60.00% :	29,735.10

Ralph E. Davis Associates, Inc.
Texas Registered Engineering Firm F-1529